UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2015 RESULTS 1;2;3

Santiago, Chile, February 2nd, 2016 – CCU announced today its consolidated financial results for the fourth quarter ended December 31st, 2015:

•

Consolidated Volumes increased 1.5%. The Chile Operating segment increased 1.6%, the International Business Operating segment contributed with a 1.4% increase and the Wine Operating segment showed an increase of 1.9% this quarter.

•	Net sales increased 14.2% as a consequence of 12.5% higher average prices coupled with 1.5% higher consolidated Volumes.
•	Gross profit grew 13.1% as a combination of 14.2% higher Net sales, partially offset by a 15.6% increase in Cost of sales.
•	EBITDA grew 14.4%. All Operating segments contributed to this increase as follows: Chile with an increase of 7.2%, International Business with an increase of 50.6%, and Wines with a 47.6% increase.
•	Net income decreased 5.7% this quarter.
•	Earnings per share decreased 5.7% due to a lower Net income.

Key figures	Q4'15	Q4'14	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	6,944	6,839	1.5
Net sales	451,952	395,649	14.2
Gross profit	248,506	219,649	13.1
EBIT	69,263	61,441	12.7
EBITDA	91,884	80,304	14.4
Net income	38,287	40,600	(5.7)
Earnings per share	103.6	109.9	(5.7)

Key figures	YTD'15	YTD'14	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	23,910	22,898	4.4
Net sales	1,498,372	1,297,966	15.4
Gross profit	813,296	693,429	17.3
EBIT	204,937	179,920	13.9
EBITDA	286,504	248,528	15.3
Net income for the year	120,808	119,557	1.0
Earnings per share	326.9	323.6	1.0

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securities and Insurance ("SVS"), which are in accordance with IFRS.

2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

3 All references in this Press Release shall be deemed to refer to Q4’15 figures compared to Q4’14 figures, unless otherwise stated.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 16

PRESS RELEASE

COMMENTS FROM THE CEO

CCU’s fourth quarter 2015 results showed an EBITDA growth of 14.4%. Despite a slower volume growth of 1.5%, reflecting the deceleration of the economies; we were able to achieve this EBITDA improvement from CLP 80,304 million to CLP 91,884 million in an adverse macroeconomic environment, where currencies continue to devaluate. The estimated effect of the currency devaluation during the quarter was CLP 7,789 million, compensated mainly by higher prices and efficiencies obtained through our “ExCCelencia CCU” Program. As a consequence we protected our EBITDA margin of 20.3%.

The Chile Operating segment EBITDA increased 7.2%, driven by efficiencies and a top-line growth of 6.4%, mostly due to 4.8% higher average prices, compensating the 16.6% devaluation of the Chilean peso, affecting our USD denominated costs. Volume growth was moderate as a consequence of a decelerating economy, where we were able to maintain market share in a very competitive scenario. During this quarter we entered the business of powder juices in an association with Empresas Carozzi S.A., complementing our non-alcoholic beverages portfolio; distribution will start in April 2016.

The International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, reported an EBITDA growth of 50.6%, representing an EBITDA margin expansion of 254 bps. We were able to achieve an improvement in market share, however, due to an adverse macroeconomic scenario and unfavorable weather conditions, especially in Argentina during October and November, we had moderate volume growth. Top-line grew 27.6% driven by 25.8% higher average prices, offsetting the high levels of devaluation in the region, including 18.0% devaluation of the Argentine peso during the quarter.

The Wine Operating segment keeps showing positive results where EBITDA grew from CLP 6,866 million to CLP 10,132 million, which is an increase of 47.6% compared to the same quarter last year, translating into an EBITDA margin expansion of 534 bps. This improvement is explained by a combination of efficiencies, the excellent 2015 harvest that has fully impacted the results during this quarter, and top-line growth of 10.9%. Top-line growth was driven by the favorable effect of the strong USD exchange rate in the export business as well as strong growth in the domestic business, where we improved our market share.

During the fourth quarter we sold the food brands Calaf and Natur, reducing the share of non-core operations in our portfolio. In the liquor category we have divested our interest in pisco Bauzá. The total effect of these divestments was CLP 1,694 million negative at Net Income level. All-in, our Net Income for the quarter decreased 5.7%, however excluding these divestments Net Income for the quarter decreased 1.5%.

This ends 2015 with an EBITDA growth of 15.3%, an EBITDA margin of 19.1% and Net Income of CLP 120,808 million, representing an increase of 1.0%. In spite of the decelerating economies, we were able to generate top-line growth of 15.4%. When excluding the one-time compensation received by our Argentine subsidiary CICSA during Q2’14, for the termination of the contract which allowed us to import and distribute Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay, and the abovementioned divestments, EBITDA increased 24.8%, EBITDA margin improved 143 bps and Net Income increased 14.2%.

2015 has demonstrated our strength to successfully operate under adverse macroeconomic conditions and intense competition, showing that we are well positioned to face the challenges and opportunities of the coming years. We have elaborated a new Strategic Plan 2016-2018, based on two pillars: growth and efficiencies. We have proposed ourselves to grow profitably in all our categories and businesses, and at the same time we will seek efficiencies with determination, by executing our “ExCCelencia CCU” Program, in all six countries where we operate, with focus on our core categories beer and non-alcoholic beverages.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 16

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1 and 2)

NET SALES

Q4’15    Increased 14.2% to CLP 451,952 million as a result of 12.5% higher average prices and 1.5% higher consolidated volumes. All Operating segments contributed to this Net sales growth: International Business with a 27.6% increase in Net sales, as average prices increased 25.8% and volumes grew 1.4%; the Wine Operating segment Net sales increased 10.9% as average price and volumes increased 8.8% and 1.9% respectively; finally the Chile Operating segment with 6.4% growth as average prices increased 4.8% coupled with 1.6% higher volumes.

2015     Accumulated Net sales increased 15.4% to CLP 1,498,372 million as a result of a 10.6% increase in average prices coupled with 4.4% higher volumes.

Net sales by Operating segment

	Net sales (million CLP)
	Q4'15	Mix	Q4'14	Mix	Total Change%
1. Chile Operating segment	263,311	58.3%	247,414	62.5%	6.4
2. International Business Operating segment	140,423	31.1%	110,066	27.8%	27.6
3. Wine Operating segment	47,107	10.4%	42,469	10.7%	10.9
4. Other/Eliminations	1,111	0.2%	(4,299)	-1.1%	-
TOTAL	451,952	100.0%	395,649	100.0%	14.2

	Net sales (million CLP)
	YTD '15	Mix	YTD '14	Mix	Total Change%
1. Chile Operating segment	902,021	60.2%	830,341	64.0%	8.6
2. International Business Operating segment	405,714	27.1%	299,668	23.1%	35.4
3. Wine Operating segment	189,515	12.6%	172,349	13.3%	10.0
4. Other/Eliminations	1,122	-	(4,391)	-	-
TOTAL	1,498,372	100.0%	1,297,966	100.0%	15.4

GROSS PROFIT

Q4’15    Increased 13.1% to CLP 248,506 million as a result of 14.2% higher Net sales, partially offset by 15.6% higher Cost of sales. Cost of sales, as a percentage of Net sales, increased from 44.5% to 45.0% as our main currencies continue to devaluate, impacting our USD denominated Cost of sales, however this was partially compensated by lower raw material prices. Gross profit as a percentage of Net sales decreased from 55.5% to 55.0%.

2015      Gross profit increased 17.3% to CLP 813,296 million and, as a percentage of Net sales, increased from 53.4% to 54.3%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 16

PRESS RELEASE

EBIT

Q4’15    Increased 12.7% to CLP 69,263 million. The EBIT margin decreased 20 bps to 15.3%, mainly explained by a lower Gross Profit as a percentage of Net Sales and 15.6% higher MSD&A expenses. MSD&A as a percentage of Net sales increased from 39.8% to 40.2%.

2015      EBIT increased 13.9% to CLP 204,937 million and EBIT margin decreased from 13.9% to 13.7%. Excluding the positive one-time effect compensation of CLP 18,882 million received by our Argentine subsidiary CICSA in Q2’14 for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay, EBIT increased by 27.3%, which means an EBIT margin expansion of 127 bps.

EBIT and EBIT margin by Operating segment

	EBIT (million CLP)					EBIT margin
	Q4'15	Mix	Q4'14	Mix	Total Change%	Q4'15	Q4'14	Total Change(bps)
1. Chile Operating segment	47,080	68.0%	44,980	73.2%	4.7	17.9%	18.2%	(30)
2. International Business Operating segment	19,659	28.4%	12,335	20.1%	59.4	14.0%	11.2%	279
3. Wine Operating segment	8,211	11.9%	4,950	8.1%	65.9	17.4%	11.7%	577
4. Other/Eliminations	(5,686)	(8.2)%	(823)	(1.3)%	-	-	-	-
TOTAL	69,263	100.0%	61,441	100.0%	12.7	15.3%	15.5%	(20)

	EBIT (million CLP)					EBIT margin
	YTD '15	Mix	YTD '14	Mix	Total Change%	YTD '15	YTD '14	Total Change(bps)
1. Chile Operating segment	153,924	75.1%	129,740	72.1%	18.6	17.1%	15.6%	144
2. International Business Operating segment (1)	30,266	14.8%	28,152	15.6%	7.5	7.5%	9.4%	(193)
3. Wine Operating segment	32,533	15.9%	24,780	13.8%	31.3	17.2%	14.4%	279
4. Other/Eliminations	(11,786)	(5.8)%	(2,752)	(1.5)%	-	-	-	-
TOTAL	204,937	100.0%	179,920	100.0%	13.9	13.7%	13.9%	(18)

(1) Includes the effect of CLP 18,882 million at EBIT level from agreements reached by the Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, both ABINBEV affiliates, as of May 28th, 2014. On June 7th it has been terminated: i) the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and ii) the license for the production and distribution of Budweiser beer in Uruguay

EBITDA

Q4’15    Increased 14.4% to CLP 91,884 million and EBITDA margin remains flat at 20.3%.

2015    Increased 15.3% to CLP 286,504 million and EBITDA margin remains flat at 19.1%. Excluding the above mentioned one-time effect compensation, EBITDA increased by 24.8%, which means an EBITDA margin expansion of 143 bps.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 16

PRESS RELEASE

EBITDA and EBITDA margin by Operating segment

	EBITDA (million CLP)					EBITDA margin
	Q4'15	Mix	Q4'14	Mix	Total Change%	Q4'15	Q4'14	Total Change(bps)
1. Chile Operating segment	59,573	64.8%	55,569	69.2%	7.2	22.6%	22.5%	16
2. International Business Operating segment	23,307	25.4%	15,472	19.3%	50.6	16.6%	14.1%	254
3. Wine Operating segment	10,132	11.0%	6,866	8.5%	47.6	21.5%	16.2%	534
4. Other/Eliminations	(1,128)	(1.2)%	2,397	3.0%	(147.1)	-	-	-
TOTAL	91,884	100.0%	80,304	100.0%	14.4	20.3%	20.3%	3

	EBITDA (million CLP)					EBITDA margin
	YTD '15	Mix	YTD '14	Mix	Total Change%	YTD '15	YTD '14	Total Change(bps)
1. Chile Operating segment	199,690	69.7%	168,573	67.8%	18.5	22.1%	20.3%	184
2. International Business Operating segment (1)	44,600	15.6%	39,347	15.8%	13.4	11.0%	13.1%	(214)
3. Wine Operating segment	40,102	14.0%	31,896	12.8%	25.7	21.2%	18.5%	265
4. Other/Eliminations	2,111	0.7%	8,712	3.5%	(75.8)	-	-	-
TOTAL	286,504	100.0%	248,528	100.0%	15.3	19.1%	19.1%	(3)

(1) Includes the effect of CLP 18,882 million at EBITDA level from agreements reached by the Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, both ABINBEV affiliates, as of May 28th, 2014. On June 7th it has been terminated: i) the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and ii) the license for the production and distribution of Budweiser beer in Uruguay

NON-OPERATING RESULT

Q4’15    Decreased CLP 1,956 million from a loss of CLP 5,909 million to a loss of CLP 7,864 million mainly explained by:

•              Equity and income of JVs and associated which decreased from a loss of CLP 184 million to a loss of CLP 2,229 million, mostly due to the transaction of the sale of the assets related to the food brands Calaf and Natur.

•                Other gains/losses which decreased from a gain of CLP 42 million to a loss of CLP 700 million, partially explained by the provision related to transaction of the sale of our 49% interest in Compañía Pisquera Bauzá S.A.

2015   Decreased CLP 1,545 million from a loss of CLP 12,752 million to a loss of CLP 14,297 million, mostly due to higher Net Financial Expenses, lower Equity and income of JVs and associated, partially offset by higher Other gains/losses.

INCOME TAXES

Q4’15   Increased CLP 6,779 million, due to higher results in all our Operating segments, the increase of the First Category Income tax rate in Chile from 21.0% to 22.5%, and the effect of price-level restatements of the tax equity due to adjustments for inflation, caused by lower inflation in Chile.

2015  Increased CLP 17,836 million, mostly explained by higher results in all Operating segments, the increase of the First Category Income tax rate in Chile from 21.0% to 22.5%, the effect of price-level restatements of the tax equity due to adjustments for inflation, caused by a lower inflation in 2015 compared to 2014, and by the negative effect of foreign exchange fluctuations on taxes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 16

PRESS RELEASE

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

Q4’15    Decreased 5.7% to CLP 38,287 million.

2015      Increased CLP 1,251 million to CLP 120,808 million as a result of higher Income before taxes, partially offset by higher Non-controlling interest and higher Income tax rate in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 16

PRESS RELEASE

FOURTH QUARTER OPERATING SEGMENT HIGHLIGHTS (Exhibit 3)
1. CHILE

Net sales increased 6.4% to CLP 263,311 million as a result of 4.8% higher average prices coupled with 1.6% higher sales Volumes.

EBIT increased 4.7% to CLP 47,080 million mainly explained by 6.4% higher Net sales, partially offset by 9.9% higher Cost of sales and 3.3% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, increased from 45.0% to 46.5%. MSD&A, as a percentage of Net sales, decreased from 36.8% to 35.8%. All-in, the EBIT margin decreased from 18.2% to 17.9%.

EBITDA increased 7.2% to CLP 59,573 million and the EBITDA margin increased from 22.5% to 22.6%.

Comments: Volume growth was moderate as a consequence of a decelerating economy, where we were able to maintain market share in a very competitive scenario.

During the fourth quarter we continued to experience the effect of the devaluation of the Chilean peso, impacting our USD denominated costs. This was partially offset by lower commodity prices, however to a lesser extent compared to previous quarters. Price increases in both the beer and the non-alcoholic category, together with the efficiencies obtained through the “ExCCelencia CCU” program, including the decrease of our distribution costs as a percentage of sales, have helped to protect our EBITDA margin.

We have progressed in our long term brand building strategy in all our categories. In our beer category we have launched new marketing campaigns for different brands such as Escudo, Royal Guard and Sol, and developed new packaging for Cristal Cero and Cristal Light. We have also introduced two new beer brands in Chile, the renowned Belgian-style wheat ale beer Blue Moon and the Mexican beer Tecate, having a ´flavor with character´. With Heineken, we developed the “Festival Season” concept, with a mix between international experiences such as Rock in Rio, and also big local festivals in Chile. In celebration of the 165 years of brewing tradition of CCU we launched six different limited edition cans of Cristal beer, taking the consumer on a tour through the history of our flagship brand. In the non-alcoholic beverages category we have launched new flavors of Gatorade and nectar Watt’s. In the liquor category we have introduced a new Mistral Ice flavor Hot Citrus.

With the objective of contributing to the environment by developing a culture of recycling in Chile, we participated in the national charity event “Teletón” with the campaign for the recycling of plastic bottles “27 Toneladas de Amor”. Also, this year together with the Chilean police force we held two preventive campaigns at national level for security on the road, which objectives were to promote the responsibility and self-care of pedestrians, cyclists and car drivers during the main year-end festivities.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 16

PRESS RELEASE

2. INTERNATIONAL BUSINESS

Net sales measured in Chilean pesos, increased 27.6% as a result of 25.8% higher average prices in CLP terms and 1.4% higher sales Volumes.

EBIT measured in Chilean pesos, increased to CLP 19,659 million as a result of 27.6% higher Net sales, partially offset by 17.8% higher Cost of sales and 34.9% higher MSD&A expenses. Cost of sales as a percentage of Net sales, decreased from 42.4% to 39.2%. MSD&A as a percentage of Net sales increased from 45.8% to 48.4%. The EBIT margin increased from 11.2% to 14.0%.

EBITDA measured in Chilean pesos, increased 50.6% to CLP 23,307 million and the EBITDA margin increased from 14.1% to 16.6%.

Comments: Volumes increased a moderate 1.4%, mostly caused by unfavorable weather conditions during October and November in Argentina. We continue to improve our market share in the different markets.

The high devaluation during the quarter in the region, 18.0% for Argentina, 22.3% for Uruguay and 23.5% for Paraguay, was compensated by the benefits coming from the “ExCCelencia CCU Program”, as well as price increase performance. As a consequence we improved EBITDA margin by 254 bps.

Our brands in Argentina have received several recognitions during this quarter: our beer brand Salta received the “Sol Andina 2015” award for Corporate Social Responsibility, and our Sidra brand Real received the publicity award ¨Lápiz de Oro” for its marketing campaign “Oficina de deseos”. All brands have launched new marketing campaigns by end 2015, including the beer brand Imperial with its sponsorship of the national Polo champion, “La Dolfina”.

Regarding  Paraguay we were awarded amongst the top five companies in the “Great Place to Work” ranking, and we have also launched new packaging for our brands Pulp and La fuente. In Uruguay we sponsored the Reebok 10K 2015 run and the tennis championship “Uruguay Open” with tastings of our different flavors in the VIP area and hydrating the players throughout the whole championship with our brand Nativa.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 16

PRESS RELEASE

3. WINE

Net sales increased 10.9% to CLP 47,107 million due to 8.8% higher average prices coupled with 1.9% higher sales Volumes4.

EBIT increased 65.9% to CLP 8,211 million mainly explained by 10.9% higher Net sales and 14.4% lower MSD&A expenses, partially offset by a 13.5% Cost of sales increase. Cost of sales as a percentage of Net sales increased from 56.7% to 58.1%. MSD&A as a percentage of Net sales decreased from 31.6% to 24.4%. The EBIT margin increased from 11.7% to 17.4%.

EBITDA increased 47.6% to CLP 10,132 million and the EBITDA margin increased 534 bps to 21.5%.

Comments: In our Chilean Domestic market volumes increased 7.2%, explained by good execution at our points of sale. As part of our brand innovation strategy and portfolio building, we continued to support our brands by increasing its equity.

In the export business Net sales increased 9.7%, as a result of 12.6% higher prices in Chilean pesos as a consequence of a higher exchange rate and revenue management efforts, and 2.6% lower volumes. We have had good results in Asian Markets which positively impacted our volumes, compensated by a decrease in volume in USA due to the price increase of GatoNegro in September 2015.

The excellent 2015 harvest has fully impacted the results during this quarter, bringing down average cost per liter.

During the fourth quarter we have launched a tribute edition of our wine Castillo Molina, to celebrate the 150th anniversary of our San Pedro vineyard. Also, we have introduced a Rosé Pinot Noir wine of our successful brand Leyda in order to broaden its portfolio.

4 Excludes bulk wine.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 16

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company. For further information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.

•         International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 16

PRESS RELEASE

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross Profit

Gross profit represents the difference between Net sales and Cost of sales

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

UF

The UF is a monetary unit indexed to the CPI variation in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 16

PRESS RELEASE

Exhibit 1: Income Statement (Fourth Quarter 2015)
Fourth Quarter	2015	2014	Total
	(CLP million)		Change %
Net sales	451,952	395,649	14.2
Cost of sales	(203,446)	(176,000)	15.6
% of net sales	45.0	44.5
Gross profit	248,506	219,649	13.1
MSD&A	(181,855)	(157,283)	15.6
% of net sales	40.2	39.8
Other operating income/(expenses)	2,611	703	271.4
Exceptional items	-	(1,627)
EBIT	69,263	61,441	12.7
EBIT margin	15.3	15.5
Net financial expenses	(4,631)	(5,384)	(14.0)
Equity and income of JVs and associated	(2,229)	(184)	N/A
Foreign currency exchange differences	564	961	(41.3)
Results as per adjustment units	(868)	(1,343)	(35.4)
Other gains/(losses)	(700)	42	N/A
Total Non-operating result	(7,864)	(5,909)	33.1
Income/(loss) before taxes	61,398	55,533	10.6
Income taxes	(16,811)	(10,032)	67.6
Net income for the period	44,588	45,501	(2.0)

Net income attributable to:
The equity holders of the parent	38,287	40,600	(5.7)
Non-controlling interest	6,301	4,901	28.6

EBITDA	91,884	80,304	14.4
EBITDA margin	20.3	20.3	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share	103.6	109.9	(5.7)
Earnings per ADR	207.2	219.8	(5.7)

Depreciation	22,621	18,863	19.9
Capital Expenditures	31,913	52,291	(39.0)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 16

PRESS RELEASE

Exhibit 2: Income Statement (Twelve months ended on December 31, 2015)
YTD AS OF DECEMBER	2015	2014	Total
	(CLP million)		Change %
Net sales	1,498,372	1,297,966	15.4
Cost of sales	(685,075)	(604,537)	13.3
% of net sales	45.7	46.6
Gross profit	813,296	693,429	17.3
MSD&A	(612,565)	(535,603)	14.4
% of net sales	40.9	41.3
Other operating income/(expenses)	4,205	23,721	(82.3)
Exceptional items	-	(1,627)
EBIT	204,937	179,920	13.9
EBIT margin	13.7	13.9
Net financial expenses	(15,256)	(10,821)	41.0
Equity and income of JVs and associated	(5,228)	(1,196)	337.2
Foreign currency exchange differences	958	(613)	256.2
Results as per adjustment units	(3,283)	(4,159)	(21.1)
Other gains/(losses)	8,512	4,037	110.9
Total Non-operating result	(14,297)	(12,752)	12.1
Income/(loss) before taxes	190,640	167,168	14.0
Income taxes	(50,115)	(32,279)	55.3
Net income for the year	140,526	134,889	4.2

Net income attributable to:
The equity holders of the parent	120,808	119,557	1.0
Non-controlling interest	19,717	15,332	28.6

EBITDA	286,504	248,528	15.3
EBITDA margin	19.1	19.1	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share	326.9	323.6	1.0
Earnings per ADR	653.9	647.1	1.0

Depreciation	81,567	68,608	18.9
Capital Expenditures	131,731	230,080	(42.7)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 16

PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2015)
	1. Chile Operating segment (1)			2. International Business Operating segment(1)			3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %	2015	2014	Total %
Volumes	4,840	4,766	1.6	1,790	1,765	1.4	314	308	1.9
Net sales	263,311	247,414	6.4	140,423	110,066	27.6	47,107	42,469	10.9
Net sales (CLP/HL)	54,400	51,909	4.8	78,463	62,360	25.8	150,075	137,913	8.8
Cost of sales	(122,316)	(111,262)	9.9	(55,009)	(46,692)	17.8	(27,355)	(24,096)	13.5
% of net sales	46.5	45.0		39.2	42.4		58.1	56.7
Gross profit	140,995	136,152	3.6	85,414	63,374	34.8	19,752	18,372	7.5
% of net sales	53.5	55.0		60.8	57.6		41.9	43.3
MSD&A	(94,185)	(91,172)	3.3	(67,980)	(50,408)	34.9	(11,493)	(13,427)	(14.4)
% of net sales	35.8	36.8		48.4	45.8		24.4	31.6
Other operating income/(expenses)	269	0	N/A	2,225	584	281.2	(49)	4	N/A
Exceptional items	-	-		-	(1,215)		-	-
EBIT	47,080	44,980	4.7	19,659	12,335	59.4	8,211	4,950	65.9
EBIT Margin	17.9	18.2		14.0	11.2		17.4	11.7
EBITDA	59,573	55,569	7.2	23,307	15,472	50.6	10,132	6,866	47.6
EBITDA Margin	22.6	22.5		16.6	14.1		21.5	16.2

	4. Other/eliminations (1)			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %
Volumes				6,944	6,839	1.5
Net sales	1,111	(4,299)	(125.8)	451,952	395,649	14.2
Net sales (CLP/HL)				65,087	57,849	12.5
Cost of sales	1,234	6,050	(79.6)	(203,446)	(176,000)	15.6
% of net sales				45.0	44.5
Gross profit	2,345	1,751	33.9	248,506	219,649	13.1
% of net sales				55.0	55.5
MSD&A	(8,197)	(2,276)	260.1	(181,855)	(157,283)	15.6
% of net sales				40.2	39.8
Other operating income/(expenses)	166	115	43.9	2,611	703	271.4
Exceptional items	-	(413)		-	(1,627)
EBIT	(5,686)	(823)	590.7	69,263	61,441	12.7
EBIT Margin	-	-		15.3	15.5
EBITDA	(1,128)	2,397	(147.1)	91,884	80,304	14.4
EBITDA Margin	-	-		20.3	20.3
(1) Considers adjustments to eliminations from the Chile and International Business Operating segments which were included in the Other / Eliminations Operating segments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 16

PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2015)
	1. Chile Operating segment (1)			2. International Business Operating segment(1)			3. Wine Operating segment
YTD AS OF DECEMBER
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %	2015	2014	Total %
Volumes	16,865	16,216	4.0	5,697	5,375	6.0	1,348	1,306	3.2
Net sales	902,021	830,341	8.6	405,714	299,668	35.4	189,515	172,349	10.0
Net sales (CLP/HL)	53,485	51,204	4.5	71,213	55,752	27.7	140,561	131,932	6.5
Cost of sales	(420,298)	(383,559)	9.6	(162,665)	(136,175)	19.5	(105,956)	(97,524)	8.6
% of net sales	46.6	46.2		40.1	45.4		55.9	56.6
Gross profit	481,723	446,783	7.8	243,048	163,493	48.7	83,559	74,825	11.7
% of net sales	53.4	53.8		59.9	54.6		44.1	43.4
MSD&A	(328,489)	(317,765)	3.4	(216,099)	(154,300)	40.1	(51,070)	(50,284)	1.6
% of net sales	36.4	38.3		53.3	51.5		26.9	29.2
Other operating income/(expenses)	689	722	(4.6)	3,316	20,174	(83.6)	45	239	(81.2)
Exceptional items	-	-		-	(1,215)		-	-
EBIT	153,924	129,740	18.6	30,266	28,152	7.5	32,533	24,780	31.3
EBIT margin	17.1	15.6		7.5	9.4		17.2	14.4
EBITDA	199,690	168,573	18.5	44,600	39,347	13.4	40,102	31,896	25.7
EBITDA margin	22.1	20.3		11.0	13.1		21.2	18.5

	4. Other/eliminations (1)			Total
YTD AS OF DECEMBER
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %
Volumes				23,910	22,898	4.4
Net sales	1,122	(4,391)	(125.5)	1,498,372	1,297,966	15.4
Net sales (CLP/HL)				62,666	56,685	10.6
Cost of sales	3,844	12,720	(69.8)	(685,075)	(604,537)	13.3
% of net sales				45.7	46.6
Gross profit	4,966	8,329	(40.4)	813,296	693,429	17.3
% of net sales				54.3	53.4
MSD&A	(16,907)	(13,254)	27.6	(612,565)	(535,603)	14.4
% of net sales				40.9	41.3
Other operating income/(expenses)	155	2,586	(94.0)	4,205	23,721	(82.3)
Exceptional items	-	(413)		-	(1,627)
EBIT	(11,786)	(2,752)	328.3	204,937	179,920	13.9
EBIT margin	-	-		13.7	13.9
EBITDA	2,111	8,712	(75.8)	286,504	248,528	15.3
EBITDA margin	-	-		19.1	19.1
(1) Considers adjusments to eliminations from the Chile and International Business Operating segments which were included in the Other / Eliminations Operating segment.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 16

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31	Total Change%
	2015	2014
	(CLP million)
ASSETS
Cash and cash equivalents	192,554	214,775	(10.3)
Other current assets	491,758	470,615	4.5
Total current assets	684,312	685,390	(0.2)

PP&E (net)	872,667	851,256	2.5
Other non current assets	266,377	232,255	14.7
Total non current assets	1,139,045	1,083,511	5.1
Total assets	1,823,357	1,768,901	3.1

LIABILITIES
Short term financial debt	43,974	65,318	(32.7)
Other liabilities	344,717	313,013	10.1
Total current liabilities	388,691	378,331	2.7

Long term financial debt	136,927	134,535	1.8
Other liabilities	110,217	107,535	2.5
Total non current liabilities	247,144	242,070	2.1
Total Liabilities	635,834	620,401	2.5

EQUITY
Paid-in capital	562,693	562,693	-
Other reserves	(103,226)	(75,051)	(37.5)
Retained earnings	598,349	537,945	11.2
Net equity attributable to parent company shareholders	1,057,816	1,025,588	3.1
Non - controlling interest	129,706	122,912	5.5
Total equity	1,187,522	1,148,500	3.4
Total equity and liabilities	1,823,357	1,768,901	3.1

OTHER FINANCIAL INFORMATION

Total financial debt	180,901	199,853	(9.5)

Net Financial debt	(11,654)	(14,922)	(21.9)

Liquidity ratio	1.76	1.81
Financial Debt / Capitalization	0.13	0.15
Net Financial debt / EBITDA	(0.04)	(0.06)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 16

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 2, 2016